Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and (i) to the use of our report dated March 27, 2013, with respect to the consolidated financial statements of Sprague Operating Resources LLC as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and (ii) to the use of our report dated July 22, 2013, with respect to the financial statements of Sprague Resources LP as of December 31, 2012 and 2011 and for year ended December 31, 2012 and for the period from June 23, 2011 (date of inception) to December 31, 2011, included in Amendment No. 9 to the Registration Statement on Form S-1 and related Prospectus of Sprague Resources LP for the registration of common units representing limited partner interests.

/s/ Ernst & Young LLP

New York, New York

October 15, 2013